UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

Commission File Number 0-29486

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2006
	☐ Transition Report on Form 10-K			☐ Transition Report on Form 10-Q

	☐ Transition Report on Form 20-F			☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Merge Technologies Incorporated

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
6737 West Washington Street, Suite 2250

City, State and Zip Code Milwaukee, Wisconsin 53214

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in its press release dated March 17, 2006, which was filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K on March 17, 2006, Merge Technologies Incorporated (the “Company”) announced that the Audit Committee of the Company’s Board of Directors had determined that the Company’s previously issued financial statements for the quarters ended June 30, 2005, and September 30, 2005, as contained in the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005, and September 30, 2005, should no longer be relied upon.  The Company is currently in the process of preparing restated financial statements for these periods.  The Company further announced that it had not completed its financial statements for the year ended December 31, 2005, and that it did not file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) on March 16, 2006, the deadline for the filing of the 2005 10-K, and that it did not expect to file the 2005 10-K by March 31, 2006, so it did not request the 15-day extension permitted by Rule 12b-25.  The reasons for the Company’s delay in the filing of its Form 10-K were as follows: (1) continuing evaluation of revenue recognition and tax accounting matters relating to the merger of the Company and Cedara Software Corp. in June 2005, (2) an on-going, independent investigation of accounting and financial disclosure matters being conducted by independent advisors retained by the Audit Committee, and (3) the continuing assessment of the Company’s internal control over financial reporting by the Company’s management (including material weaknesses therein).  The Company also filed a Notification of Late Filing on Form 12b-25 with the Commission on March 17, 2006 to report that it was unable to complete the 2005 10-K within the prescribed time period or any extension period permitted by Rule 12b-25.

As of the date hereof, the independent investigation has not yet been completed and the other matters described above have not yet been resolved.  The financial statements to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have not been completed and KPMG LLP, the Company’s independent registered public accountants, has not completed its audit of such financial statements.

As a result of the foregoing, the Company is unable to complete its financial statements for the quarter ended March 31, 2006, and will not file the subject Quarterly Report on Form 10-Q, on or before the fifth calendar day following the prescribed due date of May 10, 2006.  Although the Company will seek to complete its financial statements for each of the periods referenced above as quickly as possible, the Company cannot provide definitive guidance as to when the required financial statements, and therefore, the periodic reports in which such financial statements are to be included, will be completed.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott T. Veech	(414)	977-4264
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	Annual Report on Form 10-K for the year ended December 31, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See attached.

Merge Technologies Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Scott T. Veech
Scott T. Veech Chief Financial Officer, Treasurer and Secretary

Merge Technologies Incorporated

Form 12b-25 With Respect to Quarterly Report

on From 10-Q for Quarterly Period Ended March 31, 2006

PART IV

(3)           As a result of the matters more fully discussed in Part III above and the Company’s Notification of Late Filing on Form 12b-25 and Current Report on Form 8-K filed with the Commission on March 17, 2006, the Company is not in a position at this time to provide a reasonable estimate of anticipated changes in results of operations from the quarter ended March 31, 2005 to the quarter ended March 31, 2006 that may be reflected in the statements of operation to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.